



15005028

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

No Act
PE 12/19/14

DIVISION OF
CORPORATION FINANCE

January 23, 2015

Act: 1934
Section:
Rule: 14a-8 (i)(9)
Public
Availability: 1-23-15

Michael R. Peterson
Newell Rubbermaid Inc.
michael.peterson@newellco.com

Re: Newell Rubbermaid Inc.
Incoming letter dated December 19, 2014

Dear Mr. Peterson:

This is in response to your letters dated December 19, 2014 and January 16, 2015 concerning the shareholder proposal submitted to Newell by John Chevedden. Pursuant to rule 14a-8(j) under the Securities Exchange Act of 1934, your letter indicated Newell's intention to exclude the proposal from Newell's proxy materials solely under rule 14a-8(i)(9). We also have received letters from the proponent dated December 29, 2014, January 9, 2015 and January 16, 2015.

On January 16, 2015, Chair White directed the Division to review the rule 14a-8(i)(9) basis for exclusion. The Division subsequently announced, on January 16, 2015, that in light of this direction the Division would not express any views under rule 14a-8(i)(9) for the current proxy season. Accordingly, we express no view on whether Newell may exclude the proposal under rule 14a-8(i)(9).

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

From: Peterson, Michael
To: shareholderproposals
Cc: ***FISMA & OMB Memorandum M-07-16***
Subject: Newell Rubbermaid Inc. (No-Action Letter Request dated December 19, 2014)
Date: Friday, January 16, 2015 1:53:27 PM

Office of Chief Counsel:

In response to Mr. Chevedden's various correspondence, to the extent there is any uncertainty regarding the matter, Newell Rubbermaid Inc. (the "Company") can confirm to the staff of the Securities and Exchange Commission (the "SEC") that its Board of Directors will be submitting to a vote of the stockholders at the Company's annual meeting of stockholders to be held on May 12, 2015 an amendment to its By-Laws as described in the Company's no-action request submitted to the SEC on December 19, 2014 (the "No-Action Request"). Consistent with the No-Action Request, this management proposal will ask the Company's stockholders to approve an amendment to its By-Laws that would, if adopted, allow stockholders who hold in the aggregate at least 25% of the outstanding shares of the Company's common stock, and who have held that amount as a net long position continuously for at least one year, the right to call a special meeting of the stockholders. Based on the recent no-action letter precedent cited in the No-Action Request, the Staff has consistently granted no-action relief under Rule 14a-8(i)(9) where a stockholder-sponsored special meeting proposal contains an ownership threshold that differs from a company-sponsored special meeting proposal, because submitting both proposals to a stockholder vote would (i) present alternative and conflicting decisions for stockholders, and (ii) create the potential for inconsistent and ambiguous results. Accordingly, the Company should be entitled to exclude Mr. Chevedden's proposal on the basis of Rule 14a-8(i)(9).

Regards,

Michael R. Peterson
Vice President, Securities Counsel & Assistant
Corporate Secretary
Newell Rubbermaid
3 Glenlake Parkway
Atlanta, Georgia 30328
Telephone: +1 (770) 418-7737
Mobile: +1 (404) 729-5071
Fax: +1 (770) 677-8737
michael.peterson@newellco.com
(Admitted to practice in Ohio)

of its contents, is strictly prohibited.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 16, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Newell Rubbermaid Inc. (NWL)
Special Shareholder Meeting
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 19, 2014 company request concerning this rule 14a-8 proposal and the company's pre-emptive maneuver after the proposal was submitted. The company submitted no evidence that it had ever planned or considered a special meeting proposal until after the shareholder proposal was submitted.

It is also not clear whether the board has authorized the action that the company "intends" and is "expected" to take.

The company December 19, 2014 letter seems to be asking to buy time to come up with a weak competitor to the shareholder proposal.

The company December 19, 2014 letter said in effect that the company added to their wish-list a weak company proposal to compete with the incoming shareholder proposal. The weak company proposal is still on the company wish-list a month later.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Michael R. Peterson <michael.peterson@newellco.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 9, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Newell Rubbermaid Inc. (NWL)
Special Shareholder Meeting
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 19, 2014 company request concerning this rule 14a-8 proposal and the company's pre-emptive maneuver after the proposal was submitted. The company submitted no evidence that it had ever planned or considered a special meeting proposal until after the shareholder proposal was submitted.

It is also not clear whether the board has authorized the action that the company "intends" and is "expected" to take.

With a tentative plan for 25% of company shareholders, from only those shareholders with at least one-year of continuous stock ownership, to call a special meeting then potentially 50% of shareholders could be disenfranchised from having any voice whatsoever in calling a special meeting due to the company one-year restriction. The basis for the 50% figure is that the average holding period for stocks in general is less than one-year according to "Stock Market Investors Have Become Absurdly Impatient."

Thus it could take 50% of the remaining shares merely to call for a special meeting. The shareholder proposal calls for 10% of shareholders to be able to call a special meeting regardless of the length of stock ownership.

Thus the company is asking that its pre-emptive maneuver allow it to dodge a meaningful shareholder proposal by substituting its own watered-down proposal of dubious value that will potentially disenfranchise 50% of its shareholders. And the company does not pledge to not repeat a variation of this pre-emptive maneuver if the 2015 proposal topic is resubmitted in 2016.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Michael R. Peterson <michael.peterson@newellco.com>

[NWL: Rule 14a-8 Proposal, November 30, 2014]

Proposal 4 – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 10% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

Delaware law allows 10% of shareholders to call a special meeting and dozens or hundreds of companies have adopted the 10% threshold. Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting.

This is also important because there could be a 15-month span between our annual meetings. This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013. Vanguard sent letters to 350 of its portfolio companies asking them to consider providing the right for shareholders to call a special meeting.

Our clearly improvable corporate governance (as reported in 2014) in an added incentive to vote for this proposal:

GMI Ratings, an independent investment research firm, said Michael Polk was given $24 million in 2013 Total Realized Pay. There was a significant 13% negative vote on Newell Rubbermaid executive pay in 2014. Unvested equity amounts partially or fully accelerate upon CEO termination. Accelerated equity vesting allows executives to realize lucrative pay without necessarily having earned it through strong performance. Newell Rubbermaid had not disclosed specific, quantifiable performance objectives for our CEO. And shareholders had the prospect of 23% stock dilution.

Directors with long-tenure of 11 to 19-years, which can negatively impact director independence, controlled 50% of the votes on our most important board committees. This included:
Thomas Clarke, chairman of our executive pay committee who received our highest negative votes of 18%.
Raymond Viault
Scott Cowen, who was potentially overextended with director duties at 4 public companies.
Cynthia Montgomery
Elizabeth Cuthbert-Millett, a member of our executive pay committee who received our second highest negative votes of 9%.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Special Shareowner Meetings – Proposal 4

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

December 29, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Newell Rubbermaid Inc. (NWL)
Special Shareholder Meeting
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 19, 2014 company request concerning this rule 14a-8 proposal.

It is not clear whether the board has authorized the action that the company "intends" and is "expected" to take. This seems to be the situation with a number of 2015 no-action requests.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Michael R. Peterson <michael.peterson@newellco.com>

[NWL: Rule 14a-8 Proposal, November 30, 2014]

Proposal 4 – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 10% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

Delaware law allows 10% of shareholders to call a special meeting and dozens or hundreds of companies have adopted the 10% threshold. Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting.

This is also important because there could be a 15-month span between our annual meetings. This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013. Vanguard sent letters to 350 of its portfolio companies asking them to consider providing the right for shareholders to call a special meeting.

Our clearly improvable corporate governance (as reported in 2014) in an added incentive to vote for this proposal:

GMI Ratings, an independent investment research firm, said Michael Polk was given $24 million in 2013 Total Realized Pay. There was a significant 13% negative vote on Newell Rubbermaid executive pay in 2014. Unvested equity amounts partially or fully accelerate upon CEO termination. Accelerated equity vesting allows executives to realize lucrative pay without necessarily having earned it through strong performance. Newell Rubbermaid had not disclosed specific, quantifiable performance objectives for our CEO. And shareholders had the prospect of 23% stock dilution.

Directors with long-tenure of 11 to 19-years, which can negatively impact director independence, controlled 50% of the votes on our most important board committees. This included:
Thomas Clarke, chairman of our executive pay committee who received our highest negative votes of 18%.
Raymond Viault
Scott Cowen, who was potentially overextended with director duties at 4 public companies.
Cynthia Montgomery
Elizabeth Cuthbert-Millett, a member of our executive pay committee who received our second highest negative votes of 9%.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Special Shareowner Meetings – Proposal 4



Michael R. Peterson
VP, Securities Counsel &
Assistant Corporate Secretary
(770) 418-7737
Fax (770) 677.8737
Email michael.peterson@newellco.com

VIA E-MAIL (shareholderproposals@sec.gov)

December 19, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Shareholder Proposal of John Chevedden
Exchange Act of 1934 – Rule 14a-8

This letter is to inform you that Newell Rubbermaid Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Stockholders (collectively, the "2015 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from Mr. John Chevedden (the "Proponent"). Pursuant to Rule 14a-8(j), we have concurrently sent copies of this correspondence to the Proponent. In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), this letter and the Proposal are being emailed to the Commission at shareholderproposals@sec.gov. As a result, the Company is not enclosing six (6) copies as is ordinarily required by Rule 14a-8(j). Please note that this letter is being filed with the Commission at least eighty (80) calendar days in advance of when the Company intends to file its definitive 2015 Proxy Materials with the Securities and Exchange Commission (the "Commission").

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies copies of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff") in response to a no-action request. Accordingly, the Company hereby informs the Proponent that if he elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The text of the resolution contained in the Proposal states:

Resolved, Shareholders ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 10% of our outstanding common stock the power to call a special shareholder meeting. This does not impact our board's current power to call a special meeting.

A copy of the full text of the Proposal, including the Proponent's supporting statement, as well as related correspondence, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the Company's 2015 Proxy Materials under Rule 14a-8(i)(9) because the Proposal directly conflicts with a proposal to be submitted by the Company in its 2015 Proxy Materials.

Background

The Proposal requests that the Company's Board of Directors take the necessary steps to amend the Company's by-laws and each appropriate governing document to give holders in the aggregate of 10% of the Company's common stock the power to call a special meeting of the Company's stockholders.

Presently, neither the Company's Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation") nor its By-Laws, as amended (the "By-Laws"), permit the Company's stockholders to call a special meeting of the Company's stockholders. The Company intends to submit a proposal at its 2015 Annual Meeting that will ask the Company's stockholders to approve an amendment to its By-Laws that would, if adopted, allow stockholders who hold in the aggregate at least 25% of the outstanding shares of the Company's common stock, and who have held that amount as a net long position continuously for at least one year, the right to call a special meeting of the stockholders (the "Company Proposal").

Analysis

A stockholder proposal may be excluded under Rule 14a-8(i)(9) if "the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting". The Commission has stated that a company's proposal need not be "identical in scope or focus for the exclusion to be available." *See* Exchange Act Release No. 40018, at n. 27 (May 21, 1998). In applying Rule 14a-8(i)(9), the Staff has consistently stated that, where submitting both proposals for a shareholder vote would "present alternative and conflicting decisions" that could confuse shareholders and could create "inconsistent and ambiguous results" if both proposals were approved, the shareholder proposal may be excluded under Rule 14a-8(i)(9). *See, e.g., United Continental Holdings, Inc.* (February 14, 2013). Accordingly, a company may exclude a stockholder-sponsored proposal where it seeks to address a similar right or matter as is covered by a company-sponsored proposal even if the terms of the two proposals are different or conflicting (e.g. the ownership percentage threshold of the shareholder-sponsored proposal is different from the ownership percentage threshold included in the company-sponsored proposal). The Company Proposal seeks to address the same right as the Proponent's Proposal (the right of the Company's stockholders to call a special meeting) but recommends that the percentage of the Company's outstanding shares required to exercise the right be set at 25% rather than the 15% threshold included in the Proponent's Proposal. Moreover, the Company Proposal is expected to require that the stockholders meet the ownership threshold on a net long basis and that the shares be held for at least one year prior to the stockholder submitting a request to call a special meeting. Because the percentage of the Company's outstanding shares necessary to call a special meeting cannot be set at different levels, the Proponent's Proposal conflicts with the Company Proposal. Submitting the

Proponent's Proposal and the Company Proposal at the 2014 Annual Meeting would present alternate and conflicting proposals that would likely result in inconsistent and ambiguous results.

The Staff has consistently and recently granted no-action relief under Rule 14a-8(i)(9) where a stockholder-sponsored special meeting proposal contains an ownership threshold that differs from a company-sponsored special meeting proposal, because submitting both proposals to a stockholder vote would (i) present alternative and conflicting decisions for stockholders and (ii) create the potential for inconsistent and ambiguous results. *See e.g., United Natural Foods, Inc.* (September 10, 2014) (concurring with the exclusion of a stockholder proposal seeking the right for holders of 15% of the company's outstanding common stock to be able to call a special meeting of stockholders when a company-sponsored proposal would permit holders owning on a net long basis 25% of the outstanding shares of the company's common stock for at least one year to call a special meeting of stockholders); *Stericycle, Inc.* (March 7, 2014) (concurring with the exclusion of a stockholder proposal seeking the right for holders of 15% of the company's outstanding common stock to be able to call a special meeting of stockholders when a company-sponsored proposal would permit holders owning on a net long basis 25% of the outstanding shares of the company's common stock for at least one year to call a special meeting of stockholders); *Yahoo! Inc.* (March 6, 2014) (concurring with the exclusion of a stockholder proposal seeking the right for holders of 15% of the company's outstanding common stock to be able to call a special meeting of stockholders when a company-sponsored proposal would permit holders owning on a net long basis 25% of the outstanding shares of the company's common stock to call a special meeting of stockholders); *Verisign, Inc.* (February 24, 2014) (concurring with the exclusion of a stockholder proposal seeking the right for holders of 15% of the company's outstanding common stock to be able to call a special meeting of stockholders when a company-sponsored proposal would permit holders owning on a net long basis 35% of the outstanding shares of the company's common stock for at least one year to call a special meeting of stockholders); *Quest Diagnostics Incorporated* (February 19, 2014) (concurring with the exclusion of a stockholder proposal seeking the right for holders of 15% of the company's outstanding common stock to be able to call a special meeting of stockholders when a company-sponsored proposal would permit holders owning on a net long basis 25% of the outstanding shares of the company's common stock for at least one year to call a special meeting of stockholders); *Kansas City Southern* (January 22, 2014) (concurring with the exclusion of a stockholder proposal seeking the right for holders of 15% of the company's outstanding common stock to be able to call a special meeting of stockholders when a company- sponsored proposal would permit holders owning on a net long basis 25% of the outstanding shares of the company's common stock for at least one year to call a special meeting of stockholders); *The Walt Disney Company* (November 6, 2013) (concurring with the exclusion of a stockholder proposal seeking the right for holders of 10% of the company's outstanding common stock to be able to call a special meeting of stockholders when a company-sponsored proposal would permit holders owning on a net long basis 25% of the outstanding shares of the company's common stock for at least one year to call a special meeting of stockholders); and *Alcoa Inc.* (December 21, 2013) (concurring with the exclusion of a stockholder proposal seeking the right for holders of 10% of the company's outstanding common stock to be able to call a special meeting of stockholders when a company-sponsored proposal would permit holders owning on a net long basis 25% of the outstanding shares of the company's common stock for at least one year to call a special meeting of stockholders).

There are numerous other instances in which the Staff has concurred with a company's view that it may exclude a stockholder-sponsored proposal seeking the right for stockholders to call a special meeting when the company has sponsored its own proposal for consideration at the same meeting. *See e.g., United Continental Holdings, Inc.* (February 14, 2013) (concurring with the exclusion of a stockholder proposal seeking the right for holders of 15% of the company's outstanding common stock to be able to call a special meeting of stockholders when a company-sponsored proposal would permit holders owning 25% of the outstanding shares of the company's common stock to call a special meeting of stockholders); *Dover Corporation* (December 5, 2013) (concurring with the exclusion of a stockholder proposal seeking the right for holders of 10% of the company's outstanding common stock to be able to call a special meeting of stockholders when a company-sponsored proposal would permit holders owning 25% of the outstanding shares of the company's common stock to call a special meeting of stockholders); and *AmerisourceBergen Corporation* (November 8, 2013) (concurring with the exclusion of a stockholder proposal seeking the right for holders of 10% of the company's outstanding common stock to be able to call a special meeting of stockholders when a company-sponsored proposal would permit holders owning 25% of the outstanding shares of the company's common stock to call a special meeting of stockholders).

The Company believes that the facts in the present case are substantially similar to those in the above-described cases where no-action relief was afforded to the company seeking such relief. The Company Proposal and the Proposal both address shareholders' ability to call a special meeting but in a conflicting manner with regard to the requisite ownership threshold and method of establishing qualifying levels of ownership. Accordingly, the Company believes that the inclusion of both the Proposal and the Company Proposal in the 2015 Proxy Materials would present alternative and conflicting decisions for the Company's stockholders and would create the potential for shareholder confusion, conflicting mandates and inconsistent and ambiguous voting results. Further, if both the Proposal and the Company Proposal were approved by stockholders, the Board would not be able to implement both proposals, or to know which should be implemented.

CONCLUSION

Accordingly, for the reasons explained above, the Company respectfully requests that the Staff confirm that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials.

If you have any questions or require any further information, please contact me at (770) 418-7737 or michael.peterson@newellco.com.

Regards,



Michael R. Peterson
Vice President, Securities Counsel and Assistant
Corporate Secretary

cc: John Chevedden (via email)

EXHIBIT A

Peterson, Michael

From:	***FISMA & OMB Memorandum M-07-16***
Sent:	Monday, December 01, 2014 12:11 AM
To:	Stipancich, John
Cc:	Hermann, Christine; Peterson, Michael
Subject:	Rule 14a-8 Proposal (NWL)
Attachments:	CCE00004.pdf

Mr. Stipancich,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

Mr. John Stipancich
Corporate Secretary
Newell Rubbermaid Inc. (NWL)
Three Glenlake Parkway
Atlanta GA 30328
Phone: 770 418-7000
FX: 770-677-8662
FX: 770-677-8710

Dear Mr. Stipancich,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16*** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16

Sincerely,




John Chevedden — Date

FISMA & OMB Memorandum M-07-16

cc: Christine Hermann <christine.hermann@newellco.com>
Michael R. Peterson <michael.peterson@newellco.com>

[NWL: Rule 14a-8 Proposal, November 30, 2014]

Proposal 4 – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 10% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

Delaware law allows 10% of shareholders to call a special meeting and dozens or hundreds of companies have adopted the 10% threshold. Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting.

This is also important because there could be a 15-month span between our annual meetings. This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013. Vanguard sent letters to 350 of its portfolio companies asking them to consider providing the right for shareholders to call a special meeting.

Our clearly improvable corporate governance (as reported in 2014) in an added incentive to vote for this proposal:

GMI Ratings, an independent investment research firm, said Michael Polk was given $24 million in 2013 Total Realized Pay. There was a significant 13% negative vote on Newell Rubbermaid executive pay in 2014. Unvested equity amounts partially or fully accelerate upon CEO termination. Accelerated equity vesting allows executives to realize lucrative pay without necessarily having earned it through strong performance. Newell Rubbermaid had not disclosed specific, quantifiable performance objectives for our CEO. And shareholders had the prospect of 23% stock dilution.

Directors with long-tenure of 11 to 19-years, which can negatively impact director independence, controlled 50% of the votes on our most important board committees. This included:
Thomas Clarke, chairman of our executive pay committee who received our highest negative votes of 18%.
Raymond Viault
Scott Cowen, who was potentially overextended with director duties at 4 public companies.
Cynthia Montgomery
Elizabeth Cuthbert-Millett, a member of our executive pay committee who received our second highest negative votes of 9%.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Special Shareowner Meetings – Proposal 4

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the final proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Peterson, Michael

From:	Peterson, Michael
Sent:	Monday, December 01, 2014 11:08 AM
To:	***FISMA & OMB Memorandum M-07-16***
Cc:	'John K. Stipancich (John.Stipancich@newellco.com)'; 'Christine Hermann (christine.hermann@newellco.com)'
Subject:	Rule 14a-8 Proposal (NWL) -- Notice of Deficiency
Attachments:	14a8SLB.pdf

Dear Mr. Chevedden:

This email acknowledges receipt on December 1, 2014 of your letter dated and submitted via email on November 30, 2014 (at 9:11 p.m. P.S.T.), which seeks to submit a shareholder proposal for the 2015 annual meeting of shareholders of Newell Rubbermaid Inc. Pursuant to your request, we are directing our response to you at the email address provided in your letter. Based on our review of the information you provided, our records, and regulatory materials, we have been unable to conclude that your proposal meets the minimum ownership requirements of Rule 14a-8 for inclusion in Newell's proxy materials, and unless you can demonstrate that you meet the requirements within 14 days of receiving this notice, we will be entitled to exclude your proposal from the company's proxy materials for the upcoming Newell Rubbermaid Inc. annual meeting.

To be eligible to have your shareholder proposal included in the company's proxy statement, your proposal must comply with the requirements of Rule 14a-8 of Regulation 14A under the Securities Exchange Act of 1934, including the requirement that you demonstrate that you satisfy the stock ownership requirements of Rule 14a-8(b). Rule 14a-8(b) states that, in order to be eligible to submit a proposal for the upcoming Newell Rubbermaid Inc. Annual Meeting, you must have continuously held at least $2000 in market value or 1% of Newell Rubbermaid Inc. common stock for at least the one-year period preceding and including the date your proposal was submitted (i.e., November 30, 2014). Rule 14a-8(b) also states that you must continue to hold those securities through the date of the meeting and must so indicate to us.

We have reviewed the list of record owners of the company's common stock, and you are not listed as a registered owner of Newell Rubbermaid Inc. common stock. Please note that Rule 14a-8(b)(2)(i) provides that a shareholder who is not a registered owner of company stock must provide proof of ownership by submitting a written statement "from the 'record holder' of the securities (usually a broker or bank)," verifying that, at the time the proposal was submitted (i.e., November 30, 2014), the shareholder held the required amount of securities continuously for at least one year. On October 18, 2011, the Division of Corporation Finance of the Securities and Exchange Commission issued Staff Legal Bulletin No. 14F (SLB 14F), which provides that for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as record holders of securities. Further, it states that if a shareholder's broker or bank is not on DTC's participant list, then that shareholder must provide two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholders' broker or bank confirming the shareholder's ownership and the other from the DTC participant confirming the broker or bank's ownership. SLB 14F provides guidance on how a shareholder can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list online at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. A subsequently issued Staff Legal Bulletin, Staff Legal Bulletin No. 14G (SLB 14G), clarifies that, a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

Therefore, in order to submit your proposal for possible inclusion in the company's proxy statement, you must provide us with confirmation in accordance with Rule 14a-8(b)(2) and SLB 14F that you have continuously held for a least one year by the date you submitted your proposal at least $2,000 in market value of the company's securities entitled to be voted on the proposal at the meeting. Pursuant to Rule 14a-8(f), you must provide us with these confirmation materials within 14 days after you receive this notification (i.e., by the end of the day December 16, 2014). If we do not receive the materials within that time, we intend to exclude your proposal. We have attached to this notice copies of Rule 14a-8, SLB 14F and SLB 14G for your convenience.

Please note that if you provide timely and adequate proof of ownership, Newell Rubbermaid reserves the right to raise any substantive objections to your proposal at a later date. If we do so, we will notify and inform you of our reasons in accordance with SEC rules and regulations.

Regards,

Michael R. Peterson
Vice President, Securities Counsel & Assistant
Corporate Secretary
Newell Rubbermaid
3 Glenlake Parkway
Atlanta, Georgia 30328
Telephone: +1 (770) 418-7737
Mobile: +1 (404) 729-5071
Fax: +1 (770) 677-8737
michael.peterson@newellco.com
(Admitted to practice in Ohio)

beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Note 1 to § 240.14a-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

Note 2 to § 240.14a-7. When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.*

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a

*Effective September 20, 2011, Rule 14a-8 was amended by revising paragraph (i)(8) as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).

ıreholder, or how many shares you own. In this case, at the time you submit your proposal, you ıst prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of ır securities (usually a broker or bank) verifying that, at the time you submitted your proposal, ı continuously held the securities for at least one year. You must also include your own written tement that you intend to continue to hold the securities through the date of the meeting of ıreholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, ıedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated ms, reflecting your ownership of the shares as of or before the date on which the one-year gibility period begins. If you have filed one of these documents with the SEC, you may dem- ıtrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change your ownership level;

(B) Your written statement that you continuously held the required number of shares for the ›-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the e of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular ıreholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most es find the deadline in last year's proxy statement. However, if the company did not hold an ıual meeting last year, or has changed the date of its meeting for this year more than 30 days m last year's meeting, you can usually find the deadline in one of the company's quarterly orts on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment com- ıies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid ıtroversy, shareholders should submit their proposals by means, including electronic means, that mit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a ılarly scheduled annual meeting. The proposal must be received at the company's principal cutive offices not less than 120 calendar days before the date of the company's proxy statement ıased to shareholders in connection with the previous year's annual meeting. However, if the ıpany did not hold an annual meeting the previous year, or if the date of this year's annual ɜting has been changed by more than 30 days from the date of the previous year's meeting, then deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly eduled annual meeting, the deadline is a reasonable time before the company begins to print and d its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements ılained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the

company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

> *Note to Paragraph (i)(1):* Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

> *Note to Paragraph (i)(2):* We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the npany's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net nings and gross sales for its most recent fiscal year, and is not otherwise significantly related to company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to im- ment the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's inary business operations;

*(8) ***Director Elections***: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or ectors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the rd of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the npany's own proposals to be submitted to shareholders at the same meeting;

Note to Paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the posal;

Note to Paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously sub- ted to the company by another proponent that will be included in the company's proxy materials the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as ther proposal or proposals that has or have been previously included in the company's proxy erials within the preceding 5 calendar years, a company may exclude it from its proxy erials for any meeting held within 3 calendar years of the last time it was included if the posal received:

*Effective September 20, 2011, Rule 14a-8 was amended by revising paragraph (i)(8) as part of the ndments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC- 18; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC ase Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 . 14, 2010).

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along

h a copy of the company's statements opposing your proposal. To the extent possible, your letter ould include specific factual information demonstrating the inaccuracy of the company's claims. ne permitting, you may wish to try to work out your differences with the company by yourself ore contacting the Commission staff.

[The next page is 5733.]


U.S. SECURITIES AND EXCHANGE COMMISSION
MCMXXXIV

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm



Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)

(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

---

[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

Home | Previous Page

Modified: 10/16/2012

Peterson, Michael

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, December 04, 2014 12:39 PM
To: Stipancich, John
Cc: Peterson, Michael
Subject: Rule 14a-8 Proposal (NWL) blb
Attachments: CCE00011.pdf

Mr. Stipancich,
Attached is the rule 14a-8 proposal stock ownership verification.
Please acknowledge receipt.
Sincerely,
John Chevedden



N WL Post-it® Fax Note 7671	Date 12-4-14	# of pages ▶
To John Stipancich	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***	
Fax # 770-677-8662	Fax #	

12/04/2014

John Chevedden

FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade ***FISMA & OMB Memorandum M-07-16*** TD Ameritrade Clearing Inc. DTC #0188

Dear John Chevedden,

Thank you for allowing me to assist you today. As you requested, this confirms that you have continuously held no less than the following number of shares listed below since January 2, 2014 in the above referenced account. The following lists of shares were transferred from Spinnaker Trust and were posted on January 2, 2014. It was not possible to post them on January 1, 2014 as it was a non-business day and a market holiday. Per Michelle at Spinnaker Trust (213-553-7160), the registration of the account was also in the name of John Chevedden.

90 shares of L Brands (LB)
225 shares of Western Union (WU)
225 shares of Altera (ALTR)
75 shares of Union Pac (UNP), split to 150 shares on June 9, 2014.
90 shares of Southwestern Energy (SWN)
211 shares of Express Scripts (ESRX)
100 shares of Xylem (XYL)
275 shares of Newell Rubbermaid (NWL)
100 shares of American Tower (AMT)

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Stephen Mehlhaff
Resource Specialist
TD Ameritrade



SPINNAKER TRUST

January 3, 2014

John Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden,

This is to confirm that as of the close of business on December 31, 2013, and upon completion of your account transfer from Spinnaker Trust to TD Ameritrade on January 2, 2014, you owned no fewer than 275 shares of Newell Rubbermaid, Inc. (NWL) common stock, CUSIP #651229106, and have held them continuously since at least July 1, 2012.

Spinnaker Trust acted as custodian for these shares. Northern Trust Company, a direct participant in the Depository Trust Company, in turn acted as a master custodian for Spinnaker Trust. Northern Trust is a member of the Depository Trust Company whose nominee name is Cede & Co.

These shares were held by Northern Trust (DTC#2669) as master custodian for Spinnaker Trust until the date of your account transfer to TD Ameritrade.

Sincerely,

Karen C. Lowell
Chief Operating Officer

123 Free Street, P.O. Box 7160, Portland, Maine 04112-7160
207-553-7160 207-553-7162 (Fax) 888-449-3512 (Toll Free) www.spinnakertrust.com

Northern Trust Corporation
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000



Northern Trust

January 3, 2014

John Chevedden

FISMA & OMB Memorandum M-07-16

RE: Newell Rubbermaid, Inc. (NWL) (Shareholder Resolution) CUSIP #651229106, Account
FISMA & OMB Memorand**Spinnaker Trust

Dear Mr. Chevedden,

The Northern Trust Company is the custodian for Spinnaker Trust. As of December 31, 2013, Spinnaker Trust held 275 shares of Newell Rubbermaid, Inc. (NWL) CUSIP # 651229106.

The above account, as December 31, 2013, continuously held at least 275 shares of NWL common stock since at least July 1, 2012.

Sincerely,

Rhonda Epler-Staggs
Northern Trust Company
Correspondent Trust Services
(312) 444-4114

Peterson, Michael

From:	Peterson, Michael
Sent:	Friday, December 12, 2014 3:55 PM
To:	***FISMA & OMB Memorandum M-07-16***
Cc:	John.Stipancich@newellco.com; 'Christine Hermann (christine.hermann@newellco.com)'
Subject:	Newell Rubbermaid Inc. Shareholder Proposal
Attachments:	SEC_Rule_14a_8.pdf

Via Email—December 12, 2014

Dear Mr. Chevedden:

This email acknowledges receipt on December 4, 2014 of your correspondence submitted via email on that date, which seeks to submit evidence of your continuous ownership of the requisite amount of Newell voting securities. Pursuant to your request, we are directing our response to you at the email address provided in your letter.

As you may be aware, Rule 14a-8 promulgated under the Securities Exchange Act of 1934 as amended, (the "Exchange Act") sets forth certain eligibility and procedural requirements that must be met in order to properly submit a shareholder proposal to Newell. A copy of Rule 14a-8 is attached to this email for your reference.

In accordance with Rule 14a-8(f)(1) of the Exchange Act, Newell hereby notifies you that the Proposal is deficient in that it fails to comply with the requirements of (1) Rule 14a-8(b)(1) concerning proof of your continuous ownership of the requisite amount of Newell voting securities for at least one year prior to the date on which the Proposal was submitted and (2) Rule 14a-8(b)(2) concerning the proof of your status as a holder of record or otherwise of such securities.

Although Newell received letters from TD Ameritrade and The Northern Trust Company (collectively, the "Broker Letters"), which attempted to verify your ownership of Newell voting securities, the Broker Letters do not establish that you continuously owned the requisite number of Newell's shares entitled to vote on the Proposal for a one-year period preceding and *including* November 30, 2014, the date your shareholder proposal was submitted. The Broker Letters indicate "that you have continuously held no less than the following number of shares listed below since January 2, 2014" and you "have held them continuously since at least July 1, 2012," but the statements in the Broker Letters do not state that you have continuously owned such shares through *and including* November 30, 2014.

If you wish to correct these deficiencies, you must respond to this letter with sufficient proof of your continuous ownership of the requisite number of Newell's shares for the one-year period preceding and including November 30, 2014, in the form of either:

(a) if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents, reflecting your ownership of Newell common stock as of or before November 30,2013, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, and a written statement from you that you continuously held the required number of shares for the requisite one-year period; or

(b) a written statement from the record holder of your shares verifying that you beneficially held the requisite number of shares of Newell common stock continuously for at least one year as of, and through, November 30, 2014. For these purposes, only a Depository Trust Company ("DTC") participant or an affiliate of a DTC participant will be considered to be a record holder of securities that are deposited at DTC. You can determine whether your particular bank or broker is a DTC participant by checking DTC's participant list, which is currently available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. For purposes of determining the date you submitted the Proposal, Section C of Staff Legal Bulletin No. 14G (October 16, 2012) provides that a proposal's date of submission is the date that the proposal is postmarked or transmitted electronically.

Rule 14a-8 requires that documentation correcting the procedural deficiencies described in this letter be postmarked or transmitted electronically to Newell **no later** than 14 days from the day you receive this letter. Once Newell receives all of the documentation requested, Newell will be in a position to determine whether the Proposal is eligible for inclusion in the proxy statement for Newell's 2015 annual meeting.

Please note that if you provide timely and adequate proof of ownership, Newell Rubbermaid reserves the right to raise any substantive objections to your proposal at a later date. If we do so, we will notify and inform you of our reasons in accordance with SEC rules and regulations.

Regards,

Michael R. Peterson
Vice President, Securities Counsel & Assistant
Corporate Secretary
Newell Rubbermaid
3 Glenlake Parkway
Atlanta, Georgia 30328
Telephone: +1 (770) 418-7737
Mobile: +1 (404) 729-5071
Fax: +1 (770) 677-8737
michael.peterson@newellco.com
(Admitted to practice in Ohio)

§240.14a-8Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph(i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph(i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph(i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains

materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008]